Fulbright & Jaworski l.l.p.

A Registered Limited Liability Partnership

Fulbright Tower

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

cstrauss@fulbright.com direct dial: (713) 651-5535	telephone: facsimile:	(713) 651-5151 (713) 651-5246

July 17, 2009

Via EDGAR

Mr. John P. Lucas

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation

Registration Statement on Form S-3

Filed June 5, 2009 (the “Registration Statement”)

File No. 333-159802

Form 10-K for Fiscal Year Ended December 31, 2008 (the “Form 10-K”)

Filed March 11, 2009

Definitive Schedule 14A

Filed April 3, 2009 (the “Proxy Statement”)

Response Letter Dated May 14, 2009

File No. 001-33610

Dear Mr. Lucas:

By letter dated April 30, 2009, Rex Energy Corporation (the “Company”) received comments (the “Prior Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K and the Proxy Statement. We responded to the Prior Comment Letter on behalf of the Company in the response letter dated May 14, 2009 (the “Prior Response Letter”). By letter dated June 25, 2009, the Company received the Staff’s comments (the “Comment Letter”) with respect to the above-referenced filings. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form S-3

General

1.	In your next amendment, give effect to all staff comments issued in connection with the review of your Form 10-K, including those set forth in the letter dated April 30, 2009. In your legal proceedings section, for example, include the information you previously provided in response to comment 4 from our April 30 letter.

Austin — Beijing — Dallas — Denver — Dubai — Hong Kong — Houston — London — Los Angeles — Minneapolis

Munich — New York — Riyadh — San Antonio — St. Louis — Washington DC

John P. Lucas

Securities and Exchange Commission

July 17, 2009

Response: In response to the Staff’s comment, the Company confirms that it intends to give effect to all Staff comments issued in connection with the Staff’s review of the Form 10-K, including those set forth in the Prior Comment Letter, in future filings where such disclosure is applicable under the Commission’s rules and regulations.

Exhibit 5.1

2.	Each time that you do a takedown of any of these securities, you must file a “clean” opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

Response: In response to the Staff’s comment, the Company confirms that it will file a “clean” opinion of counsel as an exhibit to a Current Report on Form 8-K for any securities taken down under the Registration Statement.

3.	Please obtain and file an opinion that addresses whether the warrants will represent binding obligations of the company. The opinion must cover the state contract law governing the warrant agreement.

Response: In response to the Staff’s comment, the Company has obtained from counsel to the Company an opinion that specifies that the warrants will represent binding obligations of the Company, which opinion covers the state contract law governing the warrant agreement (the “Revised Opinion”). The Revised Opinion has been filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement (the “Amendment”), which the Company has filed on the date hereof. Paragraph 3 of the Revised Opinion, included on page 3 of the Revised Opinion, reads in its entirety as follows:

“3. With respect to the Warrants, when (i) the Company has taken all necessary action to approve the issuance of the Warrants, the terms of such issuance and all related matters; (ii) the terms of the Warrants and their issuance and sale have been duly established in conformity with the Warrant Agreement relating to the Warrants and do not violate any applicable law or result in default under or breach of any agreement or instrument binding upon the Company and comply with any and all requirements or restrictions imposed by any court or governmental body having jurisdiction over the Company; (iii) the Warrant Agreement relating to the Warrants has been duly authorized, executed, and delivered; (iv) the Warrants have been duly executed and countersigned in accordance with the Warrant Agreement relating to the Warrants and issued and sold as contemplated by the Registration Statement; and (v) the Company has received the consideration in accordance with the Warrant Agreement, such Warrants will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as such enforcement is subject to any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and to general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).”

John P. Lucas

Securities and Exchange Commission

July 17, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Marketing and Customers, page 10

4.	We note your response to prior comment 2 in the staff’s April 30, 2009, comment letter. Please file as an exhibit to the Form 10-K the pricing sheet pursuant to which Countrymark purchased oil and gas constituting 88% of your oil and gas revenues in 2008. In future filings, also include as exhibits any subsequent written agreements with Countrymark that constitute material agreements pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed, as Exhibit 10.1 to the Amendment, a redacted version of the Company’s letter agreement with Countrymark Cooperative, LLP (“Countrymark”). The Company has requested confidential treatment for portions of the letter agreement pursuant to Exchange Act Rule 24b-2. The Company confirms that in future filings it will also include as exhibits any subsequent written agreements with Countrymark that constitute material agreements pursuant to Item 601(b)(10) of Regulation S-K.

The Staff should note that, although the first paragraph of the letter agreement refers to a “current Crude Oil Contract”, such reference is to a similar one-page letter agreement between the Company and Countrymark covering a prior term and contains no additional terms or conditions between the parties.

As was indicated in response 2 in the Prior Response Letter, the Company and Countrymark remain in the process of negotiating a possible agreement with respect to the purchase and sale of crude oil. If, and when, the parties enter into such an agreement, the Company will file with the Commission a description of the agreement and a copy of the agreement in accordance with the Commission’s rules and regulations.

Financial Statements

Note 10 — Fair Value of Financial Instruments and Derivative Instruments, page 91

5.	We note your response to prior comment 6, expressing the view that separate line presentation of realized and unrealized gains and losses on derivatives is useful because realized gains and losses represent settled derivative contracts “...which are directly correlated with current period production and sales....” Tell us how it is useful to readers to show only the change in value during the quarter as realized on settled contracts with revenue while showing all prior changes in value as unrealized, and how only realized derivative gains and losses correlate with current period production and sales, i.e. with what do prior unrealized derivative gains and losses correlate, in your view?

We are also unclear about the description you provided in your response about the accounting undertaken after a contract has been settled, stating “The corresponding fair value on the balance sheet of settled contracts is subsequently written off via normal mark-to-market accounting through earnings via unrealized gains and losses in other income and expense.” Tell us what this means and provide an example; include details

John P. Lucas

Securities and Exchange Commission

July 17, 2009

sufficient to understand why a derivative balance is carried forward to periods after the contract has settled, and how changes in value are calculated for settled contracts in subsequent periods, as you suggest. It should be clear how these contracts differ from those which result in the elimination of the carrying balance upon settlement and why subsequent changes in value are reported as unrealized gains and losses instead of realized gains and losses.

Finally, you describe the timing of settling contracts and the accounting applied for certain gains and losses, stating “Derivative contract settlements occur at the end of each reporting period. When contract settlements occur, they are recognized as realized gains and losses under operating revenue.” We understand that you only classify the quarterly change in value of contracts settled during each quarter in operating revenue. Tell us if there are any circumstances under which you would also reclassify previously recognized unrealized gains and losses from other income and expense to operating revenue in the reporting period that the contracts settle; and submit a schedule showing the amount of unrealized gains and losses that are shown for each year which relate to contracts that settled during that period, and separately for contracts settled in subsequent periods. Please clarify whether contracts are ever settled at dates other than those corresponding to the end of the reporting periods, indicate whether you have flexibility in adjusting the settlement dates, and describe the frequency of this occurring.

Response: As mentioned in the Prior Response Letter, the Company agreed that in future filings it will adjust its statement of operations presentation to combine realized and unrealized gains and losses on derivatives into a single line item within other income and expenses. The Company intends to include this presentation in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009.

In response to the Staff’s comment, the Company would like to clarify the background and accounting treatment of its crude oil and natural gas derivative instruments. The Company does not designate any of its commodity derivative instruments for hedge accounting, however, they are considered to be a useful tool to mitigate certain pricing exposures. Throughout the life of a derivative contract, the fair value of each contract is recognized on the balance sheet as an asset or liability. Open contracts relate to estimated future production, therefore mark-to-market accounting is employed by adjusting the asset or liability on the balance sheet to the fair value at period end. The offsetting entry has been historically recognized in the statement of operations as an unrealized gain or loss on derivatives under the caption other income or expense. When contracts are cash settled, they relate to production during the settlement period. The amount settled is recorded as a realized gain or loss on derivatives in operating revenue and the previously recorded fair value asset or liability on the balance sheet is eliminated with the offsetting entry to unrealized gain or loss on derivatives in the statement of operations. Once a contract is settled, there is no balance carried forward and no further accounting is required.

John P. Lucas

Securities and Exchange Commission

July 17, 2009

Serving as an example only, the following can be used to articulate the historical accounting for the Company’s derivative activities:

January

Contract	Notional Quantity	Settlement Period	Beginning Fair Value[1]	Change in Fair Value[2]	Reclass Upon Settlement[3]	Amount Realized[4]	Ending Fair Value
A	10,000	January	100,000	—	(100,000)	50,000	—
B	10,000	February	100,000	(50,000)	—	—	50,000
C	10,000	March	100,000	(50,000)	—	—	50,000

Total			300,000	(100,000)	(100,000)	50,000	100,000

February

Contract	Notional Quantity	Settlement Period	Beginning Fair Value[1]	Change in Fair Value[2]	Reclass Upon Settlement[3]	Amount Realized[4]	Ending Fair Value
A	10,000	January	—	—	—	—	—
B	10,000	February	50,000	—	(50,000)	60,000	—
C	10,000	March	50,000	10,000	—	—	60,000

Total			100,000	10,000	(50,000)	60,000	60,000

March
Contract	Notional Quantity	Settlement Period	Beginning Fair Value[1]	Change in Fair Value[2]	Reclass Upon Settlement[3]	Amount Realized[4]	Ending Fair Value
A	10,000	January	—	—	—	—	—
B	10,000	February	—	—	—	—	—
C	10,000	March	60,000	—	(60,000)	10,000	—

Total			60,000	—	(60,000)	10,000	—

1	Represents the carrying value on the balance sheet.
2	Changes in fair value adjust the carrying value on the balance sheet and have been historically recorded through unrealized gains and losses.
3	Upon settlement of a contract, the fair value on the balance sheet is eliminated with the offsetting entry to unrealized gains and losses.
4	Represents the cash settlement of the contract during the period.

The Company has historically used dual-line presentation within the statement of operations to record the cash settlement of derivative contracts and the fair value changes of derivative contracts:

•

Realized gains and losses on derivatives, which are recorded as revenue, are identified as cash settled derivative contracts that relate to production during the period of settlement. The Company believes that this presentation provides the readers of the financial statements the information required to easily evaluate its derivative activities in relation to current period production, revenues, and effective prices before and after derivative settlements.

•	Unrealized gains and losses on derivatives, which are recorded as other income and expense, are identified as the changes in fair value of derivative contracts that relate

John P. Lucas

Securities and Exchange Commission

July 17, 2009

to future production as well as the reclassification of previously recorded unrealized gains or losses that are settled during the current period. The Company believes that this presentation provides the readers of the financial statements the ability to investigate and assess the Company’s future derivative positions, which are yet to be cash settled.

In light of the Staff’s views regarding the dual-line presentation and through subsequent research, the Company concluded that the appropriate presentation of its oil and gas derivative activities should be in the form of single-line presentation as a component of other income and expense.

As a part of the evaluation, the Company considered the geography of the single-line presentation of derivative activities as either a component of operating income or as other income and expense. The Company considers realized gains and losses on derivatives to be a component of operating income because they constitute an integral part of its ongoing operations and a fundamental part of its earnings in any given period. Conversely, the Company considers unrealized gains and losses on derivatives to be characteristic of non-operating income and expenses because they are not considered an area of core operations and have no relevance to current operations due to their future settlement periods. The Company does not enter into derivative contracts for speculation purposes, however they are a means of providing commodity price floor protection for future production. Thus, unrealized gains and losses on derivatives do not reflect, and are not associated with, current period production or operations in any way.

Historically, the Company’s total gains and losses on derivatives are dominated by the unrealized portion which has been significantly larger than the realized portion. For any given reporting period, the Company is realizing, or settling, between three and twelve months of derivative contracts, whereas the unrealized gain or loss reflects approximately 24 to 36 months of derivative contracts. As such, the Company feels that presentation within other income and expense to be more appropriate than within operating income. Inclusion within operating income would severely mislead the reader of the financial statements and significantly obscure the underlying economics of the other components of operating income.

In addition, the Company would propose further footnote disclosure in future filings to aide in the explanation of derivative activities included in the single line presentation as in the following example:

“The following table summarizes the location and amounts of gains and losses on derivative instruments in our accompanying consolidated statements of operations for the XX months ended XX/XX/XX ($ in thousands).

	Realized Gains (Losses)	Unrealized Gains (Losses)	Total
Gain (Loss) on Derivatives, Net:
Reclassification of settled contracts included in prior periods unrealized gains (losses)	$—	$(100)	$(100)
Mark-to-Market fair value adjustments	—	50	50
Settlement of contracts	150	—	150

Total	$150	$(50)	$100

It has historically been the Company’s policy to record only cash settled derivatives as realized gains and losses under operating revenue and there are no circumstances under which gains or losses would be reclassified as operating revenue. Derivative contracts are typically not settled at dates other than those corresponding to the end of the reporting periods and the adjusting of settlement dates rarely occurs.

John P. Lucas

Securities and Exchange Commission

July 17, 2009

Definitive Proxy filed April 3, 2009

Compensation Discussion & Analysis

2008 Compensation Program, page 16

6.	We note your response to prior comment 9. Please clarify the following:

•

The general characteristics and total number of companies surveyed. In this regard, we note that it is unclear from your draft disclosure whether the survey included only thirty-five companies or whether you “focused” on the thirty-five companies with revenues of less than $100 million;

Response: In December 2007, the Compensation Committee of the Company’s Board of Directors retained Effective Compensation, Incorporated (“ECI”) to assist the Compensation Committee in making compensation determinations for the Company’s executive officers for 2008. As part of its analysis, the Compensation Committee reviewed and considered an independent market compensation survey of oil and gas exploration and production companies published annually by ECI. The Company, along with 118 other exploration and production companies, participated in the published survey. The Compensation Committee did not select the specific companies in the published survey. The Compensation Committee then directed ECI to focus its analysis on the thirty-five companies participating in the published survey with annual revenues of less than $100 million. It was this “focused” analysis that the Compensation Committee used as a factor in setting executive compensation for 2008, rather than the entire published survey.

•	The approximate percentile that each element of compensation awarded your NEOs represents with respect to your peer group; and

Response: In response to the Staff’s comment, please see the table below, which indicates the approximate percentile that each element of compensation awarded to the Company’s NEOs represent with respect to the Company’s thirty-five company peer group for the year ended December 31, 2008.

John P. Lucas

Securities and Exchange Commission

July 17, 2009

Name and Principal Position	Approximate Percentile of 2008 ECI Survey Base Salary	Approximate Percentile of 2008 ECI Survey Bonus	Approximate Percentile of 2008 ECI Survey Long-Term Incentives (1)	Approximate Percentile of 2008 ECI Survey Total Cash Compensation	Approximate Percentile of 2008 ECI Survey Total Direct Compensation

Benjamin W. Hulburt President & Chief Executive Officer	37th	N/A	70th	16th	63rd

Thomas C. Stabley Executive Vice President and Chief Financial Officer	58th	N/A	69th	42nd	69th

William L. Ottaviani Executive Vice President and Chief Operating Officer	20th	38th	60th	20th	13th

Bryan J. Clayton Vice President and Illinois Regional Manager	71st	N/A	100th	71st	100th

James F. Watson Vice President and Appalachian Drilling Manager	50th	83rd	100th	67th	100th

(1)	Includes non-equity cash incentives and long-term equity incentives

•

Describe the circumstances under which you received this survey data. In this regard, we note your prior disclosure stated that you retained ECI to provide you with a market survey. Your draft revised disclosure, however, suggests that you merely reviewed a survey published by ECI. Specifically, explain whether this was a customized, proprietary survey created specifically for you or with you in mind, regardless of your input into the choice of peer companies.

Response: As described above in the response to the first bullet point, the Compensation Committee reviewed and considered an independent market compensation survey of oil and gas exploration and production companies published annually by ECI. The Company, along with 118 other exploration and production companies, participated in the published survey. The Compensation Committee did not select the specific companies in the published survey. The Compensation Committee then directed ECI to focus its analysis on the thirty-five companies participating in the published survey with annual revenues of less than $100 million.

******

John P. Lucas

Securities and Exchange Commission

July 17, 2009

Please direct any additional comments or questions regarding the Company’s responses to the Staff’s comments to Charles L. Strauss of this Firm at (713) 651-5535 or by facsimile at (713) 651-5246.

Sincerely,

/s/ Fulbright & Jaworski L.L.P.

Fulbright & Jaworski L.L.P.

cc:	H. Roger Schwall, Securities and Exchange Commission
Lily Dang, Securities and Exchange Commission
Benjamin W. Hulburt, Rex Energy Corporation
Thomas C. Stabley, Rex Energy Corporation
Christopher K. Hulburt, Rex Energy Corporation